UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2023

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange
7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRA	New York Stock Exchange
6.25% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRB	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Nine Months Ended September 30, 2023

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing, statements relating to the proposed Merger (as defined herein), the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as defined herein), risks related to diversion of management’s attention from our ongoing business operations due to the proposed Merger, the effect of the announcement of the proposed Merger on our ability to motivate, retain and hire key personnel and maintain relationships with our customers, vendors and others with whom we do business, operating results and business generally, unexpected costs, liabilities or delays involving the proposed Merger, uncertainty surrounding the proposed Merger, including the timing of the consummation of the proposed Merger and the outcome of any legal proceeding relating to the proposed Merger. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risk described in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (our “2022 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2022 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2022 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply, the anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic, the proposed Merger and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2022 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K are as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2022 Form 20-F.

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$140,999	$164,818
Marketable securities	—	1,411
Accounts receivable, net of allowance of $1,472 and $1,582, respectively	110,440	114,805
Net investment in finance leases, net of allowance of $187 and $252, respectively	132,824	130,913
Container leaseback financing receivable, net of allowance of $43 and $62, respectively	57,812	53,652
Trading containers	4,718	4,848
Containers held for sale	37,033	31,637
Prepaid expenses and other current assets	8,383	16,703
Due from affiliates, net	3,130	2,758
Total current assets	495,339	521,545
Restricted cash	90,033	102,591
Containers, net of accumulated depreciation of $2,136,834 and $2,029,667, respectively	4,071,629	4,365,124
Net investment in finance leases, net of allowance of $656 and $1,027, respectively	1,629,059	1,689,123
Container leaseback financing receivable, net of allowance of $7 and $52, respectively	820,076	770,980
Derivative instruments	177,251	149,244
Deferred taxes	1,161	1,135
Other assets	21,943	13,492
Total assets	$7,306,491	$7,613,234
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$24,383	$24,160
Container contracts payable	1,522	6,648
Other liabilities	5,756	5,060
Due to container investors, net	13,918	16,132
Debt, net of unamortized costs of $7,430 and $7,938, respectively	389,570	377,898
Total current liabilities	435,149	429,898
Debt, net of unamortized costs of $20,505 and $26,946, respectively	4,788,501	5,127,021
Income tax payable	14,243	13,196
Deferred taxes	17,479	13,105
Other liabilities	30,388	33,725
Total liabilities	5,285,760	5,616,945
Shareholders’ Equity:
Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 60,119,816 shares issued and 40,399,893 shares outstanding at September 30, 2023; 59,943,282 shares issued and 43,634,655 shares outstanding at December 31, 2022	601	599
Treasury shares, at cost, 19,719,923 and 16,308,627 shares, respectively	(461,711)	(337,551)
Additional paid-in capital	452,262	442,154
Accumulated other comprehensive income	175,027	147,350
Retained earnings	1,554,552	1,443,737
Total shareholders’ equity	2,020,731	1,996,289
Total liabilities and shareholders’ equity	$7,306,491	$7,613,234

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues:
Operating leases - owned fleet	$142,278	$153,540	$431,086	$457,622
Operating leases - managed fleet	10,405	12,322	32,208	37,641
Finance leases and container leaseback financing receivable - owned fleet	39,814	39,290	116,267	111,839
Total lease rental income	192,497	205,152	579,561	607,102

Management fees - non-leasing	520	710	1,974	1,915

Trading container sales proceeds	4,324	5,791	13,139	18,801
Cost of trading containers sold	(4,018)	(5,334)	(12,789)	(17,035)
Trading container margin	306	457	350	1,766

Gain on sale of owned fleet containers, net	5,197	22,788	22,448	61,914

Operating expenses:
Direct container expense - owned fleet	10,133	8,717	30,575	21,015
Distribution expense to managed fleet container investors	9,214	10,952	28,646	33,427
Depreciation and amortization	73,686	73,238	216,051	218,688
General and administrative expense	14,628	11,739	40,499	36,451
Bad debt (recovery) expense, net	(198)	206	(603)	743
Container lessee default (recovery) expense, net	(1,108)	963	(1,057)	1,518
Total operating expenses	106,355	105,815	314,111	311,842
Income from operations	92,165	123,292	290,222	360,855
Other (expense) income:
Interest expense	(43,751)	(41,242)	(128,019)	(114,144)
Other, net (1)	2,355	1,164	6,284	1,422
Net other expense	(41,396)	(40,078)	(121,735)	(112,722)
Income before income taxes	50,769	83,214	168,487	248,133
Income tax expense	(1,124)	(1,846)	(3,946)	(5,532)
Net income	49,645	81,368	164,541	242,601
Less: Dividends on preferred shares	4,968	4,968	14,906	14,906
Net income attributable to common shareholders	$44,677	$76,400	$149,635	$227,695

Net income attributable to common shareholders per share:
Basic	$1.09	$1.66	$3.56	$4.82
Diluted	$1.07	$1.64	$3.49	$4.73
Weighted average shares outstanding (in thousands):
Basic	40,886	45,896	41,980	47,252
Diluted	41,913	46,707	42,878	48,092

(1)
Amounts for the period ended September 30, 2022 have been reclassified to conform with the 2023 presentation (see Note 2 (f) “Reclassifications and Changes in Presentation”).

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net income	$49,645	$81,368	$164,541	$242,601
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges	50,220	54,227	82,459	143,327
Reclassification of realized gain on derivative instruments designated as cash flow hedges	(19,488)	(5,061)	(54,452)	(766)
Foreign currency translation adjustments	(70)	(219)	(57)	(455)
Comprehensive income, before tax	80,307	130,315	192,491	384,707
Income tax expense related to items of other comprehensive income	(300)	(486)	(273)	(1,408)
Comprehensive income, after tax	80,007	129,829	192,218	383,299
Less: Dividends on preferred shares	4,968	4,968	14,906	14,906
Comprehensive income attributable to common shareholders	$75,039	$124,861	$177,312	$368,393

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

								Accumulated
							Additional	other		Total
	Preferred shares		Common shares		Treasury shares		paid-in	comprehensive	Retained	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	income	earnings	equity
Balances, December 31, 2021	12,000	$300,000	59,503,710	$595	(10,671,855)	$(158,459)	$428,945	$9,750	$1,200,423	$1,781,254
Restricted share units vested	—	—	34,047	—	—	—	—	—	—	—
Exercise of share options	—	—	173,700	2	—	—	4,458	—	—	4,460
Purchase of treasury shares	—	—	—	—	(4,093,505)	(133,775)	—	—	—	(133,775)
Share-based compensation expense	—	—	—	—	—	—	5,315	—	—	5,315
Preferred shares dividends declared	—	—	—	—	—	—	—	—	(14,906)	(14,906)
Dividends declared to common shareholders	—	—	—	—	—	—	—	—	(35,278)	(35,278)
Net income	—	—	—	—	—	—	—	—	242,601	242,601
Comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	143,327	—	143,327
Reclassification of realized gain on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	(766)	—	(766)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(455)	—	(455)
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(1,408)	—	(1,408)
Total comprehensive income										140,698
Balances, September 30, 2022	12,000	$300,000	59,711,457	$597	(14,765,360)	$(292,234)	$438,718	$150,448	$1,392,840	$1,990,369

Balances, December 31, 2022	12,000	$300,000	59,943,282	$599	(16,308,627)	$(337,551)	$442,154	$147,350	$1,443,737	$1,996,289
Restricted share units vested	—	—	34,362	—	—	—	—	—	—	—
Exercise of share options	—	—	142,172	2	—	—	3,172	—	—	3,174
Purchase of treasury shares	—	—	—	—	(3,411,296)	(124,160)	—	—	—	(124,160)
Share-based compensation expense	—	—	—	—	—	—	6,936	—	—	6,936
Preferred shares dividends declared	—	—	—	—	—	—	—	—	(14,906)	(14,906)
Dividends declared to common shareholders	—	—	—	—	—	—	—	—	(38,820)	(38,820)
Net income	—	—	—	—	—	—	—	—	164,541	164,541
Comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	82,459	—	82,459
Reclassification of realized gain on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	(54,452)	—	(54,452)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(57)	—	(57)
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(273)	—	(273)
Total comprehensive income										27,677
Balances, September 30, 2023	12,000	$300,000	60,119,816	$601	(19,719,923)	$(461,711)	$452,262	$175,027	$1,554,552	$2,020,731

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net income	$164,541	$242,601
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	216,051	218,688
Bad debt (recovery) expense, net	(603)	743
Container (recovery) write-off from lessee default, net	(1,160)	1,910
Amortization of unamortized debt issuance costs and accretion of bond discounts	6,948	7,710
Gain on sale of owned fleet containers, net	(22,448)	(61,914)
Share-based compensation expense	6,936	5,315
Changes in operating assets and liabilities (1)	106,931	122,598
Total adjustments	312,655	295,050
Net cash provided by operating activities	477,196	537,651
Cash flows from investing activities:
Purchase of containers	(71,512)	(382,590)
Payments on container leaseback financing receivable	(96,005)	(533,867)
Proceeds from sale of containers	118,322	143,849
Receipt of principal payments on container leaseback financing receivable	43,566	42,806
Other (1)	27	(2,497)
Net cash used in investing activities	(5,602)	(732,299)
Cash flows from financing activities:
Proceeds from debt	119,000	989,650
Payments on debt	(452,796)	(640,063)
Payment of debt issuance costs	—	(4,326)
Principal repayments on container leaseback financing liability, net	(616)	(599)
Purchase of treasury shares	(124,160)	(133,775)
Issuance of common shares upon exercise of share options	3,174	4,460
Dividends paid on common shares	(37,610)	(35,278)
Dividends paid on preferred shares	(14,906)	(14,906)
Net cash (used in) provided by financing activities	(507,914)	165,163
Effect of exchange rate changes	(57)	(455)
Net change in cash, cash equivalents and restricted cash	(36,377)	(29,940)
Cash, cash equivalents and restricted cash, beginning of the year	267,409	282,572
Cash, cash equivalents and restricted cash, end of the period	$231,032	$252,632

Supplemental disclosures of cash flow information:
Interest paid	$120,430	$104,844
Income taxes paid	$242	$257
Receipt of payments on finance leases, net of income earned	$103,145	$143,317
Supplemental disclosures of noncash investing activities:
Decrease in accrued container purchases	$5,126	$134,447
Containers placed in finance leases	$43,003	$217,659

(1)
Amounts for the period ended September 30, 2022 have been reclassified to conform with the 2023 presentation (see Note 2 (f) “Reclassifications and Changes in Presentation”).

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)
Description of Business

Organization

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company also manages and provides administrative support to the third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main segments: Container Ownership, Container Management and Container Resale (see Note 9 “Segment Information”).

Merger Agreement with Typewriter Parent Ltd.

On October 22, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Typewriter Parent Ltd., an exempted company incorporated under the Companies Act (2023 Revision) (as amended) of the Cayman Islands (“Parent”) and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of Bermuda and a subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are entities affiliated with Stonepeak, an investment firm specializing in infrastructure and real assets. Under the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company (the “Surviving Company”).

Pursuant to the terms of the Merger Agreement,

1.
at the effective time of the proposed Merger (the “Effective Time”), each common share of the Company issued and outstanding immediately prior to the Effective Time (other than (A) common shares owned by the Company or any of its wholly owned subsidiaries, (B) common shares owned by Parent, Merger Sub or any of their wholly owned subsidiaries, (C) common shares contributed to Parent pursuant to any rollover agreement entered into by Parent and the rollover investors and (D) any dissenting common shares), will be canceled and automatically converted into the right to receive $50.00 per common share in cash (“Per Share Merger Consideration”), or, in the case of holders of shares on the Johannesburg Stock Exchange (“JSE”), the Rand equivalent of the Per Share Merger Consideration at the USD/Rand exchange rate,
2.
at the Effective Time, each outstanding option to purchase common shares granted under the Company’s share plan immediately prior to the Effective Time (whether or not vested) (the “Company Option”) will automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable Taxes required to be withheld with respect to such payment. For clarity, any Company Option that is issued and outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time without payment or other consideration therefor,
3.
at the Effective Time, each award of Company restricted stock units (“RSUs”) that is outstanding as of immediately prior to the Effective Time will be converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company RSUs subject to such award (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration plus any unpaid cash in respect of dividends equivalent rights accrued prior to the Effective Time with respect to such Company RSU (after giving effect to the maximum level of performance), less applicable Taxes required to be withheld with respect to such payment (the “Unvested Company RSU Consideration”). Subject to the RSU holder’s continued service with Parent and its Affiliates (including the Surviving Company and its Subsidiaries), the Unvested Company RSU Consideration will vest and become payable upon the earlier to occur of: (x) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time, and (y) the twelve month anniversary of the Effective Time (except that this clause (y) shall not apply with respect to RSUs granted after the date of the Merger Agreement, if any). The Unvested Company RSU Consideration will otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time, and

4.
at the Effective Time, each Series A and Series B cumulative redeemable perpetual preference share issued and outstanding immediately prior to the Effective Time will (A) automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the respective certificate of designations and will remain following the Effective Time in full force and effect as an obligation of the Surviving Company and (B) be redeemed by the Surviving Company in accordance with the respective certificate of designations, and each holder thereof will receive an amount equal to the amount to which such holder is entitled in accordance with the respective certificate of designations.

The proposed Merger is currently expected to close in the first quarter of 2024. However, the exact timing of completion of the proposed Merger cannot be predicted as the Merger is subject to the receipt of required regulatory approvals and other customary closing conditions, including approval by the Company’s shareholders. If the transaction is consummated, the Company will cease to be a publicly traded company and (i) the Company’s common shares will be delisted from the New York Stock Exchange (“NYSE”) and the JSE, and deregistered under the Exchange Act as promptly as practicable following Effective Time, but in any event no more than ten days thereafter, and (ii) the Company’s Series A and Series B cumulative redeemable perpetual preference shares will be delisted from the NYSE and deregistered under the Exchange Act within 120 days following the closing of the Merger until the redemption of such preference shares of the Surviving Company.

The Company has suspended its share repurchase program and no share repurchases will be made during the pendency of the proposed Merger.

(2)
Basis of Presentation and Accounting Policies

(a)
Basis of Presentation and Consolidation

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (“2022 Form 20-F”) filed with the Securities and Exchange Commission on February 14, 2023.

The condensed consolidated financial statements of the Company include TGH and all of its wholly-owned subsidiaries. All intercompany accounts and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities in the condensed consolidated financial statements. The Company’s management evaluates its estimates on an ongoing basis, including those related to container leasing equipment such as residual values and depreciable lives, containers held for sale, allowance for credit losses, income taxes and accruals. Actual results could differ from those estimates under different assumptions or conditions.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated balance sheet as of September 30, 2023, the Company’s condensed consolidated statements of operations and comprehensive income for the three and nine month periods ended September 30, 2023 and 2022, and the Company’s condensed consolidated statements of shareholders’ equity and cash flows for the nine month periods ended September 30, 2023 and 2022. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2023.

(b)
Concentration of Credit Risk

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its geographic concentration lies with the creditworthiness of the lessees rather than the location of the containers or the domicile of the lessees.

Total lease rental income, as reported in the condensed consolidated statements of operations, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the tables below, no other single lessee accounted for more than 10% of the Company’s total lease rental income for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Total Lease Rental Income	2023	2022	2023	2022
Customer A	26.6%	24.9%	25.9%	24.3%
Customer B	11.6%	15.0%	11.7%	15.1%
Customer C	10.9%	10.8%	10.9%	10.8%
Customer D	4.4%	7.9%	4.5%	10.2%

Other financial instruments that are exposed to concentrations of credit risk are cash and cash equivalents, restricted cash balances, and derivatives (see Note 8 “Debt and Derivative Instruments” for further discussions). The Company maintains cash and cash equivalents and restricted cash accounts with various financial institutions, which often exceed Federal Deposit Insurance Corporation (FDIC) or foreign equivalents insurance limits. The Company has not experienced any losses in such accounts with these financial institutions. The Company does not anticipate any non-performance by the financial institutions or derivative counterparties as they are highly rated financial institutions.

(c)
Container Leasing Equipment

Capitalized costs for container leasing equipment include the container cost payable to the manufacturer, inspection, delivery, and the associated transportation costs incurred in moving the Company’s containers from the manufacturer to the containers’ first destined location. Container leasing equipment are depreciated using the straight-line method over their estimated useful lives to an estimated residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated residual value. Repair and maintenance costs that do not extend the useful lives of the container leasing equipment are recognized in “direct container expense - owned fleet” in the condensed consolidated statements of operations at the time the costs are incurred.

Impairment of Container Leasing Equipment

The Company reviews its container leasing equipment for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the container leasing equipment to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment of the Company’s container leasing equipment for the three and nine months ended September 30, 2023 and 2022.

Write-Off (Recoveries) of Container Leasing Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of container leasing equipment that are unlikely to be recovered from lessees in default. For the three and nine months ended September 30, 2023, the Company recorded gains of $1,160 associated with recoveries on containers previously estimated as lost with lessees in default. For the three and nine months ended September 30, 2022, the Company recorded impairment charges of $867 and $1,935, respectively, to write-off containers that were unlikely to be recovered from lessees in default, offset by gains of $0 and $827, respectively, associated with recoveries on containers previously estimated as lost with lessees in default. These amounts are included in “container lessee default (recovery) expense, net” in the condensed consolidated statements of operations.

(d)
Containers Held for Sale

Containers identified as held for sale are valued at the lower of carrying value or fair value, less costs to sell. The Company records impairment to write-down the value of containers held for sale to their estimated fair value, less cost to sell, under observable (Level 2) market inputs. The fair value is estimated based on recent gross sales proceeds for sales of similar types of containers in the locations in which the containers are stored. When containers are sold or otherwise retired, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized.

Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the containers held for sale. The carrying value of containers held for sale that have been impaired and written down to their estimated fair value less cost to sell was $12,355 and $3,556 as of September 30, 2023 and December 31, 2022, respectively. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. During the three and nine months ended September 30, 2023, the Company recorded container impairment charges of $3,190 and $5,001, respectively, and during the three and nine months ended September 30, 2022, the Company recorded container impairment charges of $180 and $783, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices. The impairment charges are included in “depreciation and amortization” in the condensed consolidated statements of operations.

(e)
Fair Value Measurements

As of September 30, 2023 and December 31, 2022, the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable and payable, due from affiliates, net, container contracts payable and due to container investors, net, approximate their fair values due to the short-term nature of these financial instruments. See Note 2 (d) “Containers Held for Sale”, Note 5 “Leases” and Note 8 “Debt and Derivative Instruments” for further discussions on fair value of containers held for sale, fair value of net investment in finance leases and container leaseback financing receivable, and fair value of derivative instruments, respectively.

As of September 30, 2023, the Company did not hold any investments in marketable equity securities. As of December 31, 2022, the Company held investments in marketable equity securities with readily determinable fair values of $1,411. The fair value of investments in marketable equity securities was measured at each balance sheet date based on quoted market prices (Level 1), with changes in fair value recorded in earnings as “other, net” in the condensed consolidated statements of operations.

(f)
Reclassifications and Changes in Presentation

Certain prior period amounts for the three and nine months ended September 30, 2022 have been reclassified to conform to the current period presentation. The reclassifications as discussed below have no effect on previously reported net income and net change in cash, cash equivalents, and restricted cash.

•
The Company reclassified the amounts out of the separate line items “realized gain (loss) on financial instruments, net” and “unrealized gain (loss) on financial instruments, net” to be included within the line item “other, net” and “changes in operating assets and liabilities” in the condensed consolidated statements of operations and in the condensed consolidated statements of cash flows, respectively.
•
The Company reclassified the fixed asset purchase amounts out of the previously reported line item “purchase of containers and fixed assets” to be included to the separate line item “other” in the condensed consolidated statements of cash flows.

(g)
Recently Issued Accounting Standards

In March 2022, the FASB issued Accounting Standards Update No. 2022-02, Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”). The amendment eliminates the accounting guidance for troubled debt restructurings by creditors in Topic 310 - Receivables and amends the disclosure requirements for restructurings involving borrowers that are experiencing financial difficulty under ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which was adopted by the Company on the effective date of January 1, 2020. ASU 2022-02 requires disclosure of current period gross write-offs by year of origination for financing receivables and net investment in finance leases and must be included in the vintage disclosure of the amortized cost basis of financing receivables and net investment in finance leases by credit quality indicator and by year of origination as required by ASU 2016-13. The Company adopted ASU 2022-02 effective January 1, 2023 on a prospective basis and the adoption of this guidance did not have an impact on the Company’s condensed consolidated financial statements.

In October 2023, the FASB issued Accounting Standards Update No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”), which incorporates updates to the FASB Accounting Standards Codification to align with certain SEC disclosure requirements. The ASU was issued in response to the SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification, that was issued in August 2018 to simplify, improve, and eliminate disclosure requirements that were redundant, overlapping, or superseded. The Company will adopt ASU 2023-06 prospectively on the effective date for each amendment which will be effective upon SEC’s removal of that related disclosure or presentation requirement from Regulation S-X or Regulation S-K by June 30, 2027. The new ASU will not affect the Company’s results of operations, cash flows or financial position and the Company does not expect the adoption to have a material impact on the disclosures of the consolidated financial statements.

There were no changes to the Company’s significant accounting policies during the three and nine months ended September 30, 2023. For further discussion on the Company’s accounting policies, please refer to Note 1 “Nature of Business and Summary of Significant Accounting Polices” in Item 18, “Financial Statements” in our 2022 Form 20-F.

(3)
Managed Container Fleet

Under the Company’s management agreements for managed container fleet, the Company is responsible for providing the leasing services to the customers and responsible for directing and integrating third-party vendors to fulfill its performance obligations. Therefore, it was determined that the management agreements with these Container Investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as a lease.

Lease rental income and expenses from the managed fleet owned by Container Investors are reported on a gross basis. Lease rental income from managed fleet represents rental charges billed to the ultimate lessees for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors.

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers and the amounts distributed to the Container Investors, reduced by associated lease management fees earned and retained by the Company.

The Company is deemed to own certain of the managed containers purchased by the Company on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in “containers, net” in the Company’s condensed consolidated balance sheets as of September 30, 2023 and December 31, 2022. The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. As of September 30, 2023 and December 31, 2022, the Company’s container leaseback financial liability to the Container Investors amounted to $14,212, and $14,841, respectively, which were reported as “other liabilities” in the condensed consolidated balance sheets.

The Company’s container leasing equipment includes such managed containers in the condensed consolidated balance sheets as of September 30, 2023 and December 31, 2022, which consisted of the following:

	September 30, 2023			December 31, 2022
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$6,192,062	$(2,134,183)	$4,057,879	$6,378,374	$(2,027,743)	$4,350,631
Containers - managed fleet	16,401	(2,651)	13,750	16,417	(1,924)	14,493
Total containers	$6,208,463	$(2,136,834)	$4,071,629	$6,394,791	$(2,029,667)	$4,365,124

Income from the managed fleet, including management fees earned from acquisition fees and sales commissions during the three and nine months ended September 30, 2023 and 2022 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Lease rental income - managed fleet	$10,405	$12,322	$32,208	$37,641
Less: distribution expense to managed fleet container investors	(9,214)	(10,952)	(28,646)	(33,427)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(450)	(462)	(1,340)	(1,373)
	741	908	2,222	2,841
Management fees from non-leasing services	520	710	1,974	1,915
Total	$1,261	$1,618	$4,196	$4,756

The following table provides a reconciliation of the balance sheet accounts from the managed fleet to the total amount as of September 30, 2023 and December 31, 2022 in the condensed consolidated balance sheets (also, see Note 4 “Transactions with Affiliates and Container Investors”):

	September 30, 2023	December 31, 2022
Accounts receivable, net - owned fleet	$103,645	$107,457
Accounts receivable, net - managed fleet	6,795	7,348
Total accounts receivable, net	$110,440	$114,805

Prepaid expenses and other current assets - owned fleet	$7,969	$16,614
Prepaid expenses and other current assets - managed fleet	414	89
Total prepaid expenses and other current assets	$8,383	$16,703

Accounts payable and accrued expenses - owned fleet	$23,536	$22,868
Accounts payable and accrued expenses - managed fleet	847	1,292
Total accounts payable and accrued expenses	$24,383	$24,160

Container contracts payable - owned fleet	$1,522	$6,648
Total container contracts payable	$1,522	$6,648

For further discussion on the Company’s managed container fleet, please refer to Item 18, “Financial Statements – Note 2” in our 2022 Form 20-F.

(4)
Transactions with Affiliates and Container Investors

Due from affiliates, net of $3,130 and $2,758, as of September 30, 2023 and December 31, 2022, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees. See Note 3 “Managed Fleet” for further detail on management fees earned from the Company’s managed fleet.

There were no due to affiliated Container Investors as of September 30, 2023 and December 31, 2022. The following table provides a summary of due to container investors, net at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Accounts receivable, net - managed fleet	$6,795	$7,348
Prepaid expenses and other current assets - managed fleet	414	89
Accounts payable and accrued expenses - managed fleet	(847)	(1,292)
	6,362	6,145
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	7,556	9,987
Due to container investors, net	$13,918	$16,132

(5)
Leases

(a)
Lessor

The Company’s lease rental income for the three and nine months ended September 30, 2023 and 2022 were as follows:

	Three Months Ended September 30,
	2023			2022
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$139,373	$10,043	$149,416	$149,729	$11,801	$161,530
Interest income on net investment in finance leases	26,295	—	26,295	26,842	—	26,842
Interest income on container leaseback financing receivable	13,238	—	13,238	12,216	—	12,216
Variable lease revenue	3,186	362	3,548	4,043	521	4,564
Total lease rental income	$182,092	$10,405	$192,497	$192,830	$12,322	$205,152

	Nine Months Ended September 30,
	2023			2022
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$420,501	$30,574	$451,075	$448,053	$36,502	$484,555
Interest income on net investment in finance leases	78,807	—	78,807	81,402	—	81,402
Interest income on container leaseback financing receivable	36,903	—	36,903	29,968	—	29,968
Variable lease revenue	11,142	1,634	12,776	10,038	1,139	11,177
Total lease rental income	$547,353	$32,208	$579,561	$569,461	$37,641	$607,102

Variable lease revenue includes other charges set forth in the leases, such as handling fees, pick-up and drop-off charges and charges for damage protection plan.

For finance leases, the net selling gain (loss) recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $(6) and $168 for the three months ended September 30, 2023 and 2022, respectively, and $(131) and $1,340 for the nine months ended September 30, 2023 and 2022, respectively, were included in “gain on sale of owned fleet containers, net” in the condensed consolidated statements of operations.

Net Investment in Finance Leases

The following table represents the components of the net investment in finance leases as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Future minimum lease payments receivable	$2,380,340	$2,487,365
Residual value of containers	46,960	47,686
Less: unearned income	(664,574)	(713,736)
Net investment in finance leases (1)	1,762,726	1,821,315
Less: Allowance for credit losses	(843)	(1,279)
Net investment in finance leases, net (2)	$1,761,883	$1,820,036
Amounts due within one year	132,824	130,913
Amounts due beyond one year	1,629,059	1,689,123
Net investment in finance leases, net	$1,761,883	$1,820,036

(1)
One major customer represented 82.2% and 80.8% of the Company’s finance leases portfolio as of September 30, 2023 and December 31, 2022, respectively. No other customer represented more than 10% of the Company’s finance leases portfolio in each of those periods.

(2)
As of September 30, 2023 and December 31, 2022, the fair value of net investment in finance leases (including the short-term balance) was approximately $1,533,656 and $1,659,155, respectively, and was measured using Level 2 inputs.

Container Leaseback Financing Receivable

The Company’s container leaseback financing receivable pertains to containers purchased that were leased back to the seller-lessees through a sales-type leaseback arrangement that are accounted for as financing transactions.

The following table represents the components of the container leaseback financing receivable as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Future minimum payments receivable	$1,266,662	$1,179,515
Less: unearned income	(388,724)	(354,769)
Container leaseback financing receivable (1)	877,938	824,746
Less: Allowance for credit losses	(50)	(114)
Container leaseback financing receivable, net (2)	$877,888	$824,632
Amounts due within one year	57,812	53,652
Amounts due beyond one year	820,076	770,980
Container leaseback financing receivable, net	$877,888	$824,632

(1)
One major customer represented 98.5% and 97.4% of the Company’s container leaseback financing receivable portfolio as of September 30, 2023 and December 31, 2022, respectively.

(2)
As of September 30, 2023 and December 31, 2022, the fair value of container leaseback financing receivable (including the short-term balance) was approximately $743,676 and $732,951, respectively, and was measured using Level 2 inputs.

(b)
Lessee

Right-of-use (“ROU”) lease assets and lease liabilities are recognized for the Company’s office space leases at the commencement date based on the present value of lease payments over the lease term. As of September 30, 2023 and December 31, 2022, ROU operating lease assets amounted to $5,999 and $7,299, respectively, which were reported in “other assets” in the condensed consolidated balance sheets. As of September 30, 2023 and December 31, 2022, total lease liabilities amounted to $7,572 and $9,112, respectively, which were reported in “other liabilities” in the condensed consolidated balance sheets. Operating lease expense amounted to $590 and $576 for the three months ended September 30, 2023 and 2022, respectively, and $1,764 and $1,726 for the nine months ended September 30, 2023 and 2022, respectively.

(6)
Allowance for Credit Losses

The Company’s allowance for credit losses is estimated based on historical losses from lessee defaults, current economic conditions, reasonable and supportable forecasts and ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, lessee credit ratings, management’s current assessment of each lessee’s financial condition and the recoverability.

Accounts Receivable

The allowance for credit losses included in accounts receivable, net, amounted to $1,472 and $1,582 as of September 30, 2023 and December 31, 2022, respectively. As of September 30, 2023 and December 31, 2022, the allowance for credit losses related to the billed amounts under the container leaseback financing receivable and finance leases were included in accounts receivable, net, amounted to $563 and $586, respectively.

Net Investment in Finance Leases and Container Leaseback Financing Receivable

The allowance for credit losses related to unbilled amounts under finance leases and included in net investment in finance leases, net, amounted to $843 and $1,279 as of September 30, 2023 and December 31, 2022, respectively. The allowance for credit losses related to unbilled amounts under the financing arrangements and included in container leaseback financing receivable, net, amounted to $50 and $114 as of September 30, 2023 and December 31, 2022, respectively.

As of September 30, 2023, the Company’s net investment in finance leases and container leaseback financing receivable are primarily comprised of the largest shipping lines under “Tier 1” risk rating which represented 89.5% and 98.5%, respectively, of the Company’s portfolio (For further discussion on the description of the Company’s internal risk ratings, please refer to Item 18, “Financial Statements – Note 1” in our 2022 Form 20-F).

The following table presents the net investment in finance leases and container leaseback financing receivable by internal credit rating category and year of origination as of September 30, 2023:

	Nine Months Ended September 30, 2023	2022	2021	2020	2019	Prior	Total
Tier 1	$38,945	$92,916	$776,526	$541,788	$92,750	$34,748	$1,577,673
Tier 2	572	23,367	69,890	29,667	26,509	13,907	163,912
Tier 3	1,948	7,367	5,417	1,440	4,899	70	21,141
Net investment in finance leases	$41,465	$123,650	$851,833	$572,895	$124,158	$48,725	$1,762,726

Tier 1	$93,581	$488,238	$11,000	$96,100	$176,127	$—	$865,046
Tier 2	—	—	3,079	—	9,813	—	12,892
Container leaseback financing receivable	$93,581	$488,238	$14,079	$96,100	$185,940	$—	$877,938

(7)
Income Taxes

The Company’s effective income tax rates were 2.2% for both the three months ended September 30, 2023 and 2022, respectively, and 2.3% and 2.2% for the nine months ended September 30, 2023 and 2022, respectively. The Company has computed its provision for income taxes based on the estimated annual effective income tax rate and is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions. It is also affected by the changes in discrete items that may occur in any given period.

(8)
Debt and Derivative Instruments

Debt

The following represents the Company’s debt obligations as of September 30, 2023 and December 31, 2022:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	September 30, 2023		December 31, 2022
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,322,858	6.78%	$1,367,858	5.78%	August 2027
TL 2019 Term Loan	118,567	3.50%	127,293	3.50%	December 2026
TL 2021-1 Term loan	56,101	2.65%	60,314	2.65%	February 2028
TL 2021-2 Term Loan	181,098	2.90%	192,202	2.90%	October 2028
TMCL II Secured Debt Facility (1)	1,180,491	7.00%	1,239,440	6.00%	November 2028
TMCL VII 2020-1 Bonds	294,076	3.06%	332,413	3.06%	August 2045
TMCL VII 2020-2 Bonds	431,865	2.26%	476,279	2.26%	September 2045
TMCL VII 2020-3 Bonds	160,667	2.15%	175,750	2.15%	September 2045
TMCL VII 2021-1 Bonds	434,983	1.72%	467,881	1.72%	February 2046
TMCL VII 2021-2 Bonds	525,301	2.27%	564,373	2.27%	April 2046
TMCL VII 2021-3 Bonds	500,000	1.98%	536,000	1.98%	August 2046
Total debt obligations (2)	$5,206,007		$5,539,803
Unamortized debt premiums and discounts	$(27,935)		$(34,884)
Debt, net of unamortized costs	$5,178,071		$5,504,919
Debt, net of unamortized costs - current	$389,570		$377,898
Debt, net of unamortized costs - non-current	$4,788,501		$5,127,021
(1)
Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)
The fair value of total debt based on the borrowing rates available to the Company was approximately $4,770,107 and $5,107,874 at September 30, 2023 and December 31, 2022, respectively, and was measured using Level 2 inputs.

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thereby reducing the impact of interest rate changes on future interest expense. The following table summarizes the Company’s outstanding fixed-rate and floating-rate debt as of September 30, 2023:

	Balance Outstanding	Contractual Weighted Average Interest Rate
Excluding impact of derivative instruments:
Fixed-rate debt	$2,702,658	2.31%
Floating-rate debt	2,503,349	6.88%

Including impact of derivative instruments:
Fixed-rate debt	2,702,658	2.31%
Hedged floating-rate debt	2,088,369	3.28%
Total fixed and hedged debt	4,791,027	2.73%
Unhedged floating-rate debt	414,980	6.82%
Total	$5,206,007	3.06%

The Company’s debt facilities are secured by specific pools of containers and related assets owned by the Company. The Company’s debt agreements contain various restrictive financial and other covenants related to leverage, interest coverage, fixed charge coverage, container sales proceeds ratio, net income and debt levels and consolidated tangible net worth, including limitations on certain liens, indebtedness and investments. TL’s revolving credit facility and term loans also contain limitations on loan and dividend payments to TGH. The Company was in full compliance with these restrictive covenants at September 30, 2023.

As of September 30, 2023, the Company’s total commitment and outstanding borrowing, excluding unamortized debt costs, for the debt facilities amounted to $6,102,658 and $5,206,007, respectively. The Company’s debt facilities also contain borrowing base minimums that limit borrowing capacity. As of September 30, 2023, the borrowing availability under the Company’s debt facilities was $375,929, assuming no additional contributions of assets.

For further discussion on the Company’s debt instruments, please refer to Item 18, “Financial Statements – Note 7” in our 2022 Form 20-F.

Derivative Instruments and Hedging Activities

The Company has entered into several derivative agreements with several banks to reduce the impact of changes in interest rates associated with its variable rate debt. Interest rate swap agreements involve payments by the Company to counterparties at fixed rate interest payments in return for receipts based on floating-rate amounts. The Company has also utilized forward starting interest rate swap agreements to reduce the impact of interest rate changes on anticipated future debt issuances. The Company has also utilized interest rate cap agreements, which place a ceiling on the Company’s exposure to rising interest rates, to manage interest rate risk exposure.

The Company has utilized the income approach to measure at each balance sheet date the fair value of its derivative instruments on a recurring basis using observable (Level 2) market inputs. The Company presents the fair value of derivative instruments, which are inclusive of counterparty risk, on a gross basis as separate line items on the condensed consolidated balance sheets. The Company monitors its counterparties’ credit ratings on an on-going basis and does not anticipate any non-performance by the counterparties as they are highly rated financial institutions. As of September 30, 2023 and December 31, 2022, all of the Company’s interest rate swap agreements were designated for hedge accounting purposes. The change in fair value of derivative instruments that are designated as cash flow hedge for accounting purposes are initially reported in the condensed consolidated balance sheets as a component of “accumulated other comprehensive income” and reclassified to earnings in “interest expense, net” when realized.

The following table summarizes the Company’s derivative instruments as of September 30, 2023:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks that were indexed to daily SOFR, with fixed rates between 0.12% and 3.84% per annum, amortizing notional amounts, with termination dates through December 31, 2033 (1)	$2,088,369

(1)
Excludes the Company’s interest rate swap contract with an effective date in a future period (“forward starting interest rate swap”). In February 2022, the Company entered into a forward starting interest rate swap with a bank that was indexed to daily SOFR and with an initial notional amount of $100,000. The Company pays a fixed rate at 1.96% and with an effective date of February 28, 2024 and termination date of February 28, 2034.

The following table summarizes the fair value of derivative instruments on the consolidated balance sheet as of September 30, 2023:

Fair Values of Derivative Instruments
Assets (liabilities), net
Balance at December 31, 2022	$149,244
Change in derivative instruments designated as cash flow hedges	82,459
Reclassification of realized gain on derivative instruments designated as cash flow hedges	(54,452)
Balance at September 30, 2023	$177,251

Over the next twelve months, the Company expects to reclassify an estimated net gain of $70,942 related to the designated interest rate swap agreements from “accumulated other comprehensive income (loss)” in the condensed consolidated statements of shareholders’ equity to “interest expense” in the condensed consolidated statements of operations.

The following table summarizes the pre-tax impact of derivative instruments on the condensed consolidated statements of operations during the three and nine months ended September 30, 2023 and 2022:

		Three Months Ended September 30,		Nine Months Ended September 30,
Derivative instruments	Financial Statement Line Item	2023	2022	2023	2022
Designated	Other comprehensive income	$50,220	$54,227	$82,459	$143,327
Designated	Interest income	$19,488	$5,061	$54,452	$766

For further discussion on the Company’s derivative instruments, please refer to Item 18, “Financial Statements – Note 8” in our 2022 Form 20-F.

(9)
Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and nine months ended September 30, 2023 and 2022:

	Container	Container	Container
Three Months Ended September 30, 2023	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$181,145	$10,600	$—	$—	$752	$192,497
Management fees - non-leasing from external customers	$—	$46	$474	$—	$—	$520
Inter-segment management fees	$—	$14,788	$2,600	$—	$(17,388)	$—
Trading container margin	$—	$—	$306	$—	$—	$306
Gain on sale of owned fleet containers, net	$5,197	$—	$—	$—	$—	$5,197
Depreciation	$75,158	$372	$—	$—	$(1,844)	$73,686
Container lessee default recovery, net	$1,108	$—	$—	$—	$—	$1,108
Interest expense	$43,545	$206	$—	$—	$—	$43,751
Segment income (loss) before income taxes	$43,137	$5,259	$2,448	$(2,589)	$2,514	$50,769
Income tax (expense) benefit	$(1,477)	$353	$—	$—	$—	$(1,124)
Total assets	$7,261,279	$178,118	$6,185	$4,779	$(143,870)	$7,306,491
Purchase of containers	$27,948	$—	$—	$—	$—	$27,948
Payments on container leaseback financing receivable	$—	$—	$—	$—	$—	$—

	Container	Container	Container
Nine Months Ended September 30, 2023	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$544,521	$32,832	$—	$—	$2,208	$579,561
Management fees - non-leasing from external customers	$—	$143	$1,831	$—	$—	$1,974
Inter-segment management fees	$—	$45,708	$9,838	$—	$(55,546)	$—
Trading container margin	$—	$—	$350	$—	$—	$350
Gain on sale of owned fleet containers, net	$22,448	$—	$—	$—	$—	$22,448
Depreciation	$220,460	$1,172	$—	$—	$(5,581)	$216,051
Container lessee default recovery, net	$1,057	$—	$—	$—	$—	$1,057
Interest expense	$127,410	$609	$—	$—	$—	$128,019
Segment income (loss) before income taxes	$140,846	$18,297	$9,600	$(6,411)	$6,155	$168,487
Income tax (expense) benefit	$(5,148)	$1,202	$—	$—	$—	$(3,946)
Total assets	$7,261,279	$178,118	$6,185	$4,779	$(143,870)	$7,306,491
Purchase of containers	$66,386	$-	$—	$—	$—	$66,386
Payments on container leaseback financing receivable	$96,005	$—	$—	$—	$—	$96,005

	Container	Container	Container
Three Months Ended September 30, 2022	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$191,926	$12,503	$—	$—	$723	$205,152
Management fees - non-leasing from external customers	$—	$53	$657	$—	$—	$710
Inter-segment management fees	$—	$16,875	$4,576	$—	$(21,451)	$—
Trading container margin	$—	$—	$457	$—	$—	$457
Gain on sale of owned fleet containers, net	$22,788	$—	$—	$—	$—	$22,788
Depreciation and amortization	$74,711	$432	$—	$—	$(1,905)	$73,238
Container lessee default expense, net	$963	$—	$—	$—	$—	$963
Interest expense	$41,027	$215	$—	$—	$—	$41,242
Unrealized loss on financial instruments, net	$—	$204	$—	$—	$—	$204
Segment income (loss) before income tax	$68,899	$8,357	$4,873	$(1,164)	$2,249	$83,214
Income tax (expense) benefit	$(1,930)	$84	$—	$—	$—	$(1,846)
Total assets	$7,731,085	$171,010	$10,364	$10,553	$(125,977)	$7,797,035
Purchase of containers and fixed assets	$55,191	$378	$—	$—	$—	$55,569
Payments on container leaseback financing receivable	$—	$—	$—	$—	$—	$—

	Container	Container	Container
Nine Months Ended September 30, 2022	Ownership	Management	Resale	Other	Eliminations	Totals
Total lease rental income	$566,994	$38,105	$—	$—	$2,003	$607,102
Management fees - non-leasing from external customers	$—	$172	$1,743	$—	$—	$1,915
Inter-segment management fees	$—	$59,932	$10,586	$—	$(70,518)	$-
Trading container margin	$—	$—	$1,766	$—	$—	$1,766
Gain on sale of owned fleet containers, net	$61,718	$—	$—	$—	$196	$61,914
Depreciation and amortization	$223,173	$1,237	$—	$—	$(5,722)	$218,688
Container lessee default expense, net	$1,518	$—	$—	$—	$—	$1,518
Interest expense	$113,506	$638	$—	$—	$—	$114,144
Unrealized loss on financial instruments, net	$—	$326	$—	$—	$—	$326
Segment income (loss) before income tax	$208,861	$33,220	$11,729	$(4,210)	$(1,467)	$248,133
Income tax (expense) benefit	$(5,541)	$9	$—	$—	$—	$(5,532)
Total assets	$7,731,085	$171,010	$10,364	$10,553	$(125,977)	$7,797,035
Purchase of containers and fixed assets	$248,143	$2,497	$—	$—	$—	$250,640
Payments on container leaseback financing receivable	$533,867	$—	$—	$—	$—	$533,867

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the three and nine months ended September 30, 2023 and 2022 based on customers’ and Container Investors’ primary domicile, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Total lease rental income:
Europe	$93,489	$94,443	$279,723	$283,378
Asia	90,289	102,207	273,426	297,470
North / South America	8,520	8,481	25,757	25,756
Bermuda	—	—	—	—
All other international	199	21	655	498
	$192,497	$205,152	$579,561	$607,102
Management fees, non-leasing:
Europe	$290	$383	$1,139	$998
Bermuda	211	300	761	854
North / South America	12	20	52	37
Asia	—	—	—	—
All other international	7	7	22	26
	$520	$710	$1,974	$1,915

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the three and nine months ended September 30, 2023 and 2022 based on the location of sale:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Trading container sales proceeds:
North / South America	$2,909	$2,901	$8,231	$8,525
Asia	1,139	2,602	3,986	8,574
Europe	276	288	922	1,702
Bermuda	—	—	—	—
All other international	—	—	—	—
	$4,324	$5,791	$13,139	$18,801
Gain on sale of owned fleet containers, net:
Asia	$3,294	$15,623	$13,866	$40,450
North / South America	1,174	5,241	6,372	11,942
Europe	729	1,924	2,210	9,522
Bermuda	—	—	—	—
All other international	—	—	—	—
	$5,197	$22,788	$22,448	$61,914

(10)
Commitments and Contingencies
(a)
Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. The total balance of these restricted cash accounts was $90,033 and $102,591 as of September 30, 2023 and December 31, 2022, respectively.

(b)
Container Commitments

At September 30, 2023, the Company had no commitments to purchase containers to be delivered subsequent to September 30, 2023.

(c)
Legal Proceedings

The Company is the subject of, or party to, pending or threatened legal proceedings arising in the ordinary course of its business. Based upon information presently available, the Company does not expect any liability arising from these matters to have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

(d)
Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 3 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(11)
Shareholders’ Equity

Share Repurchase Program

In 2019, the Company’s board of directors approved a share repurchase program to repurchase up to $25,000 of the Company’s common shares, the board of directors approved an aggregate increase of $425,000 from 2020 to 2022 , and in 2023 the program was further increased by $100,000. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization does not obligate the Company to acquire a specific number of shares during any period, but it may be modified, suspended, or terminated at any time at the discretion of the Company’s board of directors.

During the nine months ended September 30, 2023, the Company repurchased 3,411,296 shares at an average price of $36.40 for a total amount of $124,160, including commissions paid. During the nine months ended September 30, 2022, the Company repurchased 4,093,505 shares at an average price of $32.68 for a total amount of $133,775, including commissions paid.

The Company has suspended its share repurchase program and no share repurchases will be made during the pendency of the proposed Merger.

Preferred Shares

The following table summarizes the Company’s preferred share issuances (the “Series”):

Preferred Share Offering	Date of Issuance	Number of Depositary Shares Issued and Outstanding (1)	Liquidation Preference	Underwriting Discounts	Net Proceeds
7.00% Series A fixed-to-floating rate cumulative redeemable perpetual preferred shares (“Series A”) (2)	April 2021	6,000,000	$150,000	$5,292	$144,708
6.25% Series B fixed rate cumulative redeemable perpetual preferred shares (“Series B”) (3)	August 2021	6,000,000	150,000	5,128	144,872
Total		12,000,000	$300,000	$10,420	$289,580

(1)
Each depositary share representing a 1/1,000th interest in a preferred share, $25,000 liquidation preference per share (equivalent to $25.00 per depositary share).
(2)
Series A have no maturity date and are redeemable from June 15, 2026 by the Company.
(3)
Series B have no maturity date and are redeemable from December 15, 2026 by the Company.

Each Series of preferred shares may be redeemed at the Company’s option, at any time after approximately five years from original issuance, for cash at a redemption price of $25.00 per depositary share plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preferred shares in the event of a Change of Control (as defined in the Certificate of Designations). If the Company does not elect to redeem the preferred shares in a Change of Control triggering event, holders of each Series of preferred shares may have the right to convert their preferred shares into common shares.

There is no mandatory redemption of each Series of preferred shares or redemption at the option of the holders. Holders of the preferred shares do not have general voting rights.

See Note 1 “Description of Business” on the Series A and Series B preferred shares in accordance with the Merger Agreement.

Preferred Share Dividends

Dividends on each Series of preferred shares accrue daily and are cumulative from and including the date of original issuance and are payable quarterly in arrears on the 15th day of March, June, September and December of each year, when declared by the Company’s board of directors. Dividends accrue at the stated annual rate of the $25,000 liquidation preference. Each Series of preferred shares rank senior to the Company’s common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up. The Company’s board of directors approved and declared the following quarterly preferred cash dividends during the three and nine months ended September 30, 2023 and 2022 on its issued and outstanding preferred shares:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
Preferred Share Offering	Aggregate Payment	Per Depositary Share Payment (1)	Aggregate Payment	Per Depositary Share Payment (1)	Aggregate Payment	Per Depositary Share Payment (1)	Aggregate Payment	Per Depositary Share Payment (1)
Series A	$2,625	$0.44	$2,625	$0.44	$7,875	$0.44	$7,875	$0.44
Series B	$2,343	$0.39	$2,343	$0.39	$7,031	$0.39	$7,031	$0.39
Total	$4,968		$4,968		$14,906		$14,906

(1)
Rounded to the nearest whole cent.

As of September 30, 2023, the Company had cumulative undeclared and unpaid preferred dividends of $854.

Common Share Dividends

The Company’s board of directors approved and declared the following cash dividends paid during the three and nine months ended September 30, 2023 and 2022 on its issued and outstanding common shares:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2023		2022		2023		2022
	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment
Common share dividends	$12,212	$0.30	$11,420	$0.25	$37,610	$0.30	$35,278	$0.25

As of September 30, 2023, the Company had accrued dividends of $1,210 for unvested performance restricted share units with dividend equivalent rights, which are paid when the associated award vests at the end of the performance period.

(12)
Share-Based Compensation

The Company recognizes share-based compensation expense for employee share options, time-based restricted share units (“RSU”) and performance-based restricted share units (“PSU”) based on the grant date fair value. The value of the portion of the award that is expected to vest is recognized as an expense over the employee's requisite service period, which is generally the vesting period of the award. For further discussion on the Company’s share-based compensation, please refer to Item 18, “Financial Statements – Note 11” in our 2022 Form 20-F.

Share-based compensation expense of $2,386 and $6,936 was recorded during the three and nine months ended September 30, 2023, respectively, of which $2,282 and $6,636 was presented as a part of “general and administrative expenses”, and the remaining balance was presented as a part of “direct container expenses – owned fleet” during the respective periods in the Company’s consolidated statements of operations. Share-based compensation expense of $1,817 and $5,315 was recorded during the three and nine months ended September 30, 2022, respectively, of which $1,726 and $5,051 was presented as a part of “general and administrative expenses”, and the remaining balance was presented as a part of “direct container expenses – owned fleet” during the respective periods in the Company’s consolidated statements of operations.

As of September 30, 2023, the total unrecognized share-based compensation expense related to non-vested share options and restricted awards was $9,022 which is currently expected to be recognized on a straight-line basis through October 2025. In accordance with the Merger Agreement, TGH’s non-vested restricted share units that are outstanding immediately prior to the closing of the proposed Merger will be converted into a contingent right to receive an amount in cash equal to the number of shares subject to such award, assuming attainment of the maximum level of performance, multiplied by the Per Share Merger Consideration, plus any unpaid cash in respect of dividends equivalent rights accrued prior to the Effective Time, which will become payable upon the earlier of the vesting date of the award and the twelve month anniversary of the proposed Merger closing date. In addition, each outstanding option to purchase common shares granted under the Company’s share plan immediately prior to the Effective Time (whether or not vested) (each, a “Company Option”) will automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option.

(13)
Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding RSU and PSU were converted into, common shares. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is reported as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Share amounts in thousands	2023	2022	2023	2022
Numerator:
Net income attributable to common shareholders	$44,677	$76,400	$149,635	$227,695
Denominator:
Weighted average common shares outstanding - basic	40,886	45,896	41,980	47,252
Dilutive share options, RSU and PSU	1,027	811	898	840
Weighted average common shares outstanding - diluted	41,913	46,707	42,878	48,092
Net income attributable to common shareholders per common share:
Basic	$1.09	$1.66	$3.56	$4.82
Diluted	$1.07	$1.64	$3.49	$4.73

Share options, RSU and PSU excluded from the computation of diluted EPS because they were anti-dilutive	—	285	105	303

(14)
Subsequent Events

In October 2023, the Company’s board of directors approved and declared a quarterly preferred cash dividend on its issued and outstanding preferred shares, payable on December 15, 2023 to holders of record as of December 1, 2023. The dividend declared on Series A Preferred Shares and Series B Preferred Shares were $0.44 and $0.39 per depositary share (rounded to the nearest whole cent), respectively, for a total aggregate amount of $2,625 and $2,344, respectively.

In October 2023, the Company’s board of directors approved and declared a cash dividend of $0.30 per share on its issued and outstanding common shares, payable on December 15, 2023 to holders of record as of December 1, 2023.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (our “2022 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below, the additional risk factor as set forth in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and Item 3, “Key Information -- Risk Factors” included in our 2022 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.7 million containers, representing 4.3 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

We lease containers to approximately 200 shipping lines and other lessees, including all of the world’s leading international shipping lines. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have on average been our customer for 30 years.

We provide our services worldwide via an international network of 14 regional and area offices and approximately 400 independent depots.

We operate our business in three core segments:

•
Container Ownership. As of September 30, 2023, we owned containers accounting for approximately 94%, as measured in TEUs, of our fleet.
•
Container Management. As of September 30, 2023, we managed containers on behalf of 10 unaffiliated container investors, providing acquisition, management and disposal services. As of September 30, 2023, total managed containers accounted for approximately 6%, as measured in TEUs, of our fleet.
•
Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

Merger Agreement with Typewriter Parent Ltd.

On October 22, 2023, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Typewriter Parent Ltd., an exempted company incorporated under the Companies Act (2023 Revision) (as amended) of the Cayman Islands (“Parent”) and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of Bermuda and a subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are entities affiliated with Stonepeak, an investment firm specializing in infrastructure and real assets. Under the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into TGH (the “Merger”), with TGH as the surviving company (the “Surviving Company”).

The closing of the proposed Merger is subject to the receipt of required regulatory approvals and other customary closing conditions, including approval by our shareholders. Subject to the satisfaction or waiver of the remaining closing conditions, including approval by our shareholders, we expect to close the proposed Merger in the first quarter of 2024.

If the transaction is consummated, we will cease to be a publicly traded company and our common shares will be delisted from the NYSE and JSE and deregistered under the Exchange Act, and our Series A and Series B cumulative redeemable perpetual preference shares will be delisted from the NYSE and deregistered under the Exchange Act.

For additional information on the proposed Merger, see Note 1 “Description of Business” of Item 1 “Condensed Consolidated Financial Statements (Unaudited)” and Item 4 “Risk Factors” in this Quarterly Report on Form 6-K.

Key Operating Metrics

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers. The most important driver of our profitability is the extent to which our leasing revenues exceed our operating costs. The key drivers of our leasing revenues are fleet size, lease rates, and utilization. Our operating costs primarily consist of depreciation, direct costs related to the operations of our owned and managed fleet, and interest expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Our profitability is also driven by the gains or losses we realize on the sale of our containers.

Fleet Size. Our total fleet consists of containers that we own, and containers owned by other container investors that we manage. As of September 30, 2023 and December 31, 2022, our total fleet in TEU was 4,329,157 and 4,425,300, respectively. We have currently limited our investment in new containers due to subdued container demand following the prior historic container production in 2021. During the nine months ended September 30, 2023, we purchased approximately $162 million of containers for our fleet. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers, as of September 30, 2023:

	Total Fleet in TEU			Total Fleet in CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	3,827,819	251,956	4,079,775	3,384,019	223,656	3,607,675
Refrigerated	190,267	6,463	196,730	764,145	25,972	790,117
Other specialized	47,390	5,262	52,652	72,999	7,504	80,503
Total fleet	4,065,476	263,681	4,329,157	4,221,163	257,132	4,478,295
Percent of total fleet	93.9%	6.1%	100.0%	94.3%	5.7%	100.0%

Lease Rates and Composition. We generate lease rental income by leasing our owned container fleet and managed container fleet to container shipping lines and other customers. Average lease rates of our containers on operating leases for the nine months ended September 30, 2023 slightly decreased compared to the nine months ended September 30, 2022, as new container prices and market leasing rates returned to normal levels reflecting the moderated market environment. Our finance lease income increased for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, primarily due to growth of our fleet on finance leases by approximately 1.9% (as a percentage of our total fleet in TEU on hire during the period) which was driven by the continuing demand. Our total fleet as of September 30, 2023, by lease type, as a percentage of total TEU and CEU on hire was as follows:

	Percent of Total On-Hire Fleet
	TEU	CEU
Term leases (included units on-hire under expired term leases)	69.6%	70.3%
Finance leases	28.8%	27.8%
Master leases	0.9%	1.2%
Spot leases	0.7%	0.7%
Total	100.0%	100.0%

Utilization. We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured but have not yet been delivered to a lessee and CEU designated as held-for-sale units. Our average utilization during the nine months ended September 30, 2023 decreased compared to the nine months ended September 30, 2022 due to increased drop-off volumes and decreased pick-up volumes as trade activity slowed. The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Average Utilization	99.0%	99.4%	98.9%	99.6%

Market Overview

The container shipping market and hence the demand for leased containers, is mainly driven by the rate of growth of global trade and changes in per capita income as these influence worldwide consumption. The COVID-19 pandemic increased global container trade volumes and leasing demand due to high demand for consumer goods and prolonged supply chain congestion. We have strongly benefited from the increased global containerized trade disruptions that have emerged since the second half of 2020 and throughout 2022 and had invested heavily in new containers in response to strong container demand, which has been subdued starting in the second half of 2022 following the prior historic container production in 2021. The container leasing market is beginning to normalize during 2023 as the pandemic and supply chain disruptions have stabilized, resulting in moderated container prices and decreased container utilization, which remain elevated compared to historic levels. Container drop-offs, comprising of primarily sales-age containers and which had been subdued, started to increase in line with the reduced global shipping congestion.

While our liquidity and financial performance remain strong, current market conditions during the second half of 2023 are resulting in a lower container demand environment. Global geopolitical stress from factors including the ongoing Russia-Ukraine war and recent conflict in the Middle East, as well as inflation due to higher energy prices and increased consumer demand and monetary policy during the pandemic, have led to fears of recession. Additionally, the market volatility from recent bank failures, increased U.S. interest rates and the resulting stronger U.S. Dollar have contributed to global economic stress, which has at least partially contributed to risk of slowdown in market trade volumes. While uncertainty and global macroeconomic concerns remain, the market growth outlook appears to be improving with greater than expected resilience in Europe and North America, easing of inflationary pressure and the anticipated recovery in China now that pandemic restrictions have been lifted. As 2023 continues we remain optimistic as we benefit from stabilizing financial performance due to our long-term contracts and fixed rate financing policy even as our extremely high gains on container sales of our owned fleet have moderated from the peaks seen in the last two years. For additional information regarding the risk and uncertainties that we could encounter as a result of the COVID-19 pandemic, the Russia-Ukraine war and related global conditions, see Item 4, “Risk Factors” and Item 3, “Key Information - Risk Factors” included in our 2022 Form 20-F.

Key Factors Affecting Our Performance

We believe there are a number of key factors that might affect, have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•
the demand for leased containers;
•
lease rates;
•
steel prices and the price and availability of other container components;
•
interest rates and availability of debt financing at acceptable terms;

•
our ability to lease our new containers shortly after we purchase them;
•
access to container production capacity;
•
prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•
remarketing risk;
•
the creditworthiness of our customers;
•
further consolidation among shipping lines and/or container lessors;
•
further consolidation of container manufacturers and/or decreased access to new containers;
•
global and macroeconomic factors that affect trade generally, such as recessions, trade disputes, terrorist attacks, pandemics, such as the COVID-19 pandemic, or the outbreak of war and hostilities, such as the impact of the Russian invasion of Ukraine and hostilities in Israel and Gaza;
•
changes in tax laws in Bermuda, the United States and other countries;
•
pending acquisition of the Company by Typewriter Parent Ltd.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2022 Form 20-F.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2023 and 2022

The following table summarizes our total revenues for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2023	2022	Variance	2023	2022	Variance
	(Dollars in thousands)			(Dollars in thousands)
Operating leases - owned fleet	$142,278	$153,540	$(11,262)	$431,086	$457,622	$(26,536)
Operating leases - managed fleet	10,405	12,322	(1,917)	32,208	37,641	(5,433)
Finance leases and container leaseback financing receivable - owned fleet	39,814	39,290	524	116,267	111,839	4,428
Total lease rental income	$192,497	$205,152	$(12,655)	$579,561	$607,102	$(27,541)

Management fees - non-leasing	$520	$710	$(190)	$1,974	$1,915	$59

Trading container sales proceeds	$4,324	5,791	$(1,467)	$13,139	18,801	$(5,662)
Cost of trading containers sold	(4,018)	(5,334)	1,316	(12,789)	(17,035)	4,246
Trading container margin	$306	$457	$(151)	$350	$1,766	$(1,416)

Gain on sale of owned fleet containers, net	$5,197	$22,788	$(17,591)	$22,448	$61,914	$(39,466)

Total lease rental income for the three months ended September 30, 2023 decreased $12,655 compared to the three months ended September 30, 2022, primarily due to $10,138 decrease arising from a reduction in our total operating fleet that was available for lease. Total lease rental income for the nine months ended September 30, 2023 decreased $27,541 compared to the nine months ended September 30, 2022, primarily due to $27,454 decrease arising from a reduction in our total operating fleet that was available for lease and $4,334 decrease due to lower utilization, partially offset by $4,428 increase due to the growth of our fleet on finance leases.

Trading container margin for the three months ended September 30, 2023 decreased $151 compared to the three months ended September 30, 2022; $345 of the decrease resulted from a reduction in per unit margin, partially offset by $194 increase resulting from an increase in unit sales volume. Trading container margin for the nine months ended September 30, 2023 decreased $1,416 compared to the nine months ended September 30, 2022; $1,984 of the decrease resulted from a reduction in per unit margin, partially offset by $568 increase resulting from an increase in unit sales volume.

Gain on sale of owned fleet containers, net for the three months ended September 30, 2023 decreased $17,591 compared to the three months ended September 30, 2022; $16,088 of the decrease resulted from a reduction in average gain per container sold due to a decrease in container selling prices and $1,705 of the decrease resulted from a decrease in the number of containers being sold due to a slightly lower container sales volume from redeliveries of predominantly older and sales-age containers of our owned fleet where the lease contracts had expired. Gain on sale of owned fleet containers, net for the nine months ended September 30, 2023 decreased $39,466 compared to the nine months ended September 30, 2022; $62,115 of the decrease resulted from a reduction in average gain per container sold due to a decrease in container selling prices and $1,471 of the decrease resulted from a decrease in day-one gain on sales-type leases, partially offset by $24,120 increase resulting from an increase in the number of containers being sold due to a higher container sales volume from redeliveries of predominantly older and sales-age containers of our owned fleet where the lease contracts had expired.

The following table summarizes our total operating expenses for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2023	2022	Variance	2023	2022	Variance
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense - owned fleet	$10,133	$8,717	$1,416	$30,575	$21,015	$9,560
Distribution expense to managed fleet container investors	9,214	10,952	(1,738)	28,646	33,427	(4,781)
Depreciation and amortization	73,686	73,238	448	216,051	218,688	(2,637)
General and administrative expense	14,628	11,739	2,889	40,499	36,451	4,048
Bad debt (recovery) expense, net	(198)	206	(404)	(603)	743	(1,346)
Container lessee default (recovery) expense, net	(1,108)	963	(2,071)	(1,057)	1,518	(2,575)
Total operating expenses	$106,355	$105,815	$540	$314,111	$311,842	$2,269

Direct container expense – owned fleet for the three months ended September 30, 2023 increased $1,416 compared to the three months ended September 30, 2022, primarily due to a $1,730 increase in storage expense predominately resulting from lower utilization, a $372 increase in agency expense and a $366 increase in repositioning expense, partially offset by $1,103 decrease in maintenance and handling expense predominately resulting from decreased turn-in of containers during the quarter. Direct container expense – owned fleet for the nine months ended September 30, 2023 increased $9,560 compared to the nine months ended September 30, 2022, primarily due to a $6,460 increase in storage expense, a $983 increase in repositioning expense, a $749 increase in agency expense and a $532 increase in maintenance and handling expense, predominately resulting from lower utilization.

Distribution expense to managed fleet container investors for the three and nine months ended September 30, 2023 decreased $1,738 and $4,781 compared to the three and nine months ended September 30, 2022, respectively, primarily due to a decrease in lease rental income of the managed fleet and a reduction in the managed fleet size.

Depreciation and amortization for the three months ended September 30, 2023 increased $448 compared to the three months ended September 30, 2022, primarily due to $3,010 net increase in writing down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by a $2,513 decrease due to a net reduction in the size of our owned depreciable operating fleet. Depreciation and amortization for the nine months ended September 30, 2023 decreased $2,637 compared to the nine months ended September 30, 2022, primarily due to a $6,709 decrease due to a net reduction in the size of our owned depreciable operating fleet, partially offset by a $4,218 net increase in writing down the value of containers held for sale to their estimated fair value less cost to sell.

General and administrative expense for the three and nine months ended September 30, 2023 increased $2,889 and $4,048 compared to the three and nine months ended September 30, 2022, respectively, primarily due to $1,409 and $2,930 increase in compensation and benefit costs, respectively, and $733 transaction and related costs associated with the proposed Merger for both the three and nine months ended September 30, 2023.

Bad debt (recovery) expense, net for the three and nine months ended September 30, 2023 amounted to a recovery of $198 and $603 compared to an expense of $206 and $743 for the three and nine months ended September 30, 2022, respectively. The changes were primarily due to an update in the estimates for credit loss reserve on our net investment in finance leases and container leaseback financing receivable.

Container lessee default recovery, net for the three and nine months ended September 30, 2023 amounted to $1,108 and $1,057, respectively, primarily comprised of $1,160 on recovered containers in the third quarter of 2023. Container lessee default expense, net for the three and nine months ended September 30, 2022 amounted to $963 and $1,518, respectively, primarily comprised of an expense of $867 and $1,935 in the three and nine months ended September 30, 2022, respectively, for written off containers that were deemed unlikely to be recovered from a problem lessee, partially offset by a recovery of $802 cash distribution in the second quarter of 2022 from a prior bankruptcy lessee defaulted in 2013.

The following table summarizes other (expense) income and income tax expense for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2023	2022	Variance	2023	2022	Variance
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(43,751)	$(41,242)	$(2,509)	$(128,019)	$(114,144)	$(13,875)
Other, net	2,355	1,164	1,191	6,284	1,422	4,862
Net other expense	$(41,396)	$(40,078)	$(1,318)	$(121,735)	$(112,722)	$(9,013)

Income tax expense	$1,124	$1,846	$(722)	$3,946	$5,532	$(1,586)

Interest expense for the three months ended September 30, 2023 increased $2,509 compared to the three months ended September 30, 2022, $6,039 of the increase resulted from an increase in average interest rates of 0.45 percentage points, partially offset by a $3,530 decrease resulting from a reduction in the average debt balance of $493,312. Interest expense for the nine months ended September 30, 2023 increased $13,875 compared to the nine months ended September 30, 2022, $20,492 of the increase resulted from an increase in average interest rates of 0.51 percentage points, partially offset by a $6,617 decrease resulting from a reduction in the average debt balance of $329,254.

Other, net for the three and nine months ended September 30, 2023 increased $1,191 and $4,862 compared to the three and nine months ended September 30, 2022, respectively, primarily due to $1,207 and $5,381 increase in interest income predominantly due to an increase in average interest rates.

Income tax expense for the three and nine months ended September 30, 2023 decreased $722 and $1,586 compared to the three and nine months ended September 30, 2022, respectively, primarily due to a lower pre-tax income in 2023.

Segment Information

The following table summarizes our income before taxes attributable to each of our business segments for the three and nine months ended September 30, 2023 and 2022 (before inter-segment eliminations):

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2023	2022	Variance	2023	2022	Variance
	(Dollars in thousands)			(Dollars in thousands)
Container ownership	$43,137	$68,899	$(25,762)	$140,846	$208,861	$(68,015)
Container management	5,259	8,357	(3,098)	18,297	33,220	(14,923)
Container resale	2,448	4,873	(2,425)	9,600	11,729	(2,129)
Other	(2,589)	(1,164)	(1,425)	(6,411)	(4,210)	(2,201)
Eliminations	2,514	2,249	265	6,155	(1,467)	7,622
Income before income taxes	$50,769	$83,214	$(32,445)	$168,487	$248,133	$(79,646)

Income before income taxes attributable to the Container Ownership segment for the three months ended September 30, 2023 decreased $25,762 compared to the three months ended September 30, 2022. The following table summarizes the variances included within this decrease:

Decrease in gain on sale of owned fleet containers, net	$(17,591)
Decrease in lease rental income - owned fleet	(10,781)
Increase in interest expense	(2,518)
Decrease in direct container expense	2,460
Change from container lessee default expense, net to container lessee default recovery, net	2,071
Increase in interest income	930
Other	(333)
$(25,762)

Income before income taxes attributable to the Container Ownership segment for the nine months ended September 30, 2023 decreased $68,015 compared to the nine months ended September 30, 2022. The following table summarizes the variances included within this decrease:

Decrease in gain on sale of owned fleet containers, net	$(39,270)
Decrease in lease rental income - owned fleet	(22,473)
Increase in interest expense	(13,904)
Increase in direct container expense	(1,942)
Increase in interest income	3,666
Decrease in depreciation expense	2,713
Change from container lessee default expense, net to container lessee default recovery, net	2,575
Change from bad debt expense, net to bad debt recovery, net	1,088
Other	(468)
$(68,015)

Income before income taxes attributable to the Container Management segment for the three months ended September 30, 2023 decreased $3,098 compared to the three months ended September 30, 2022. The following table summarizes the variances included within this decrease:

Decrease in distribution expense to managed fleet container investors	$1,738
Decrease in management fees	(2,093)
Decrease in lease rental income - managed fleet	(1,917)
Increase in general and administrative expense	(1,459)
Other	633
$(3,098)

Income before income taxes attributable to the Container Management segment for the nine months ended September 30, 2023 decreased $14,923 compared to the nine months ended September 30, 2022. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(14,252)
Decrease in lease rental income - managed fleet	(5,433)
Increase in general and administrative expense	(2,270)
Decrease in distribution expense to managed fleet container investors	4,781
Increase in interest income	1,656
Other	595
$(14,923)

Income before income taxes attributable to the Container Resale segment for the three and nine months ended September 30, 2023 decreased $2,425 and $2,219 compared to the three and nine months ended September 30, 2022, respectively, primarily due to decreases in management fees and trading container margin.

Loss before income taxes attributable to Other activities unrelated to our reportable business segments for the three and nine months ended September 30, 2023 increased $1,425 and $2,201 compared to the three and nine months ended September 30 2022, primarily due to an increase in general and administrative expense and a change from foreign currency exchange gain to foreign currency exchange loss.

Segment eliminations for the three months ended September 30, 2023 increased $265 compared to the three months ended September 30, 2022. This increase consisted of a $298 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $33 decrease in amortization related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Segment eliminations changed from a net loss of $1,467 for the nine months ended September 30, 2022 to a net income of $6,155 for the nine months ended September 30, 2023. This change consisted of a $7,557 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $65 increase in amortization related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records lease rental income and depreciation expense to amortize the acquisition fees over the lease terms and useful lives of the containers, respectively, which are eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars, and our direct container expenses and operating expenses were substantially denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2022 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. Foreign exchange fluctuations did not materially impact our financial results for the three and nine months ended September 30, 2023. We do not engage in currency hedging.

Liquidity and Capital Resources

As of September 30, 2023, we had cash and cash equivalents (including restricted cash) of $231,032. For the nine months ended September 30, 2023, cash provided by operating activities, together with the proceeds from container leaseback financing receivable and proceeds from sale of containers, was $639,084. In addition, we had $896,651 of maximum borrowing capacity remaining under our debt facilities as of September 30, 2023. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses primarily related to our purchasing of containers, required principal and interest payments on our debt obligations, and any dividends and common share repurchases.

The global banking market has recently experienced increased volatility as a result of several highly publicized distressed or closed banks, the most significant of these being Silicon Valley Bank and First Republic Bank. The Company has no cash and cash equivalents and restricted cash deposited with these banks and we have not realized any losses as a result of this increased market volatility. Although we do not hold accounts in these banks, any future adverse developments with respect to specific financial institutions or the broader financial services industry may cause liquidity shortages, impair the ability of companies to access near-term working capital needs, and create market and economic uncertainty. Assuming that our lenders remain solvent, and lessees meet their lease payment obligations, we currently believe that our existing cash and cash equivalents, cash flows generated from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our working capital needs and other capital and liquidity requirements for the next twelve months.

Capital Expenditures and Commitments

As of September 30, 2023, we had container contracts payable to manufacturers of $1,522. During the nine months ended September 30, 2023, we paid $167,517 for containers, including for containers under leaseback financing receivable. As of September 30, 2023, we did not have any purchase commitments for future container investments for delivery subsequent to September 30, 2023.

As of September 30, 2023, we had $8,154 of future payment obligations related to our office operating leases, of which $2,345 is due within the next twelve months.

As of September 30, 2023, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Dividends

During the nine months ended September 30, 2023, we paid $14,906 of cash dividends to our preferred shareholders. As of September 30, 2023, we have cumulative undeclared and unpaid preferred dividends of $854.

During the nine months ended September 30, 2023, our board of directors declared a $0.30 quarterly cash dividend per common share for a total aggregate amount paid of $37,610 to our common shareholders.

Share Repurchase Program

Since the inception of the program in 2019, we repurchased an aggregate total of $452,562 under our share repurchase program, of which $124,160 were repurchased during the nine months ended September 30, 2023. The Company has suspended its share repurchase program and no share repurchases will be made during the pendency of the proposed Merger.

Description of Indebtedness

As of September 30, 2023, the total outstanding principal balance on our debt facilities was $5,206,007, of which $397,001 is due within the next twelve months. Final maturities on these debt facilities occur between December 2026 and August 2046.

As of September 30, 2023, our estimated future aggregate interest payments on debt obligations amounted to $925,584 (including amounts due within the next twelve months of $230,501), and our estimated future aggregate interest receivable on interest rate swaps amounted to $303,365 (including amounts receivable within the next twelve months of $70,942).

As of September 30, 2023, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	Limited by the	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TL Revolving Credit Facility	$1,322,858	$577,142	$1,900,000	$1,322,858	$373,884	$1,696,742
TL 2019 Term Loan	118,567	—	118,567	118,567	—	118,567
TL 2021-1 Term loan	56,101	—	56,101	56,101	—	56,101
TL 2021-2 Term Loan	181,098	—	181,098	181,098	—	181,098
TMCL II Secured Debt Facility (1)	1,180,491	319,509	1,500,000	1,180,491	2,045	1,182,536
TMCL VII 2020-1 Bonds	294,076	—	294,076	294,076	—	294,076
TMCL VII 2020-2 Bonds	431,865	—	431,865	431,865	—	431,865
TMCL VII 2020-3 Bonds	160,667	—	160,667	160,667	—	160,667
TMCL VII 2021-1 Bonds	434,983	—	434,983	434,983	—	434,983
TMCL VII 2021-2 Bonds	525,301	—	525,301	525,301	—	525,301
TMCL VII 2021-3 Bonds	500,000	—	500,000	500,000	—	500,000
Total (2)	$5,206,007	$896,651	$6,102,658	$5,206,007	$375,929	$5,581,936
(1)
Amounts on all the bonds payable exclude an unamortized discount in an aggregate amount of $398.
(2)
Current borrowing for all debts excludes unamortized debt issuance costs in an aggregate amount of $27,537.

All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain various other debt covenants and borrowing base minimums. As of September 30, 2023, we were in compliance with all of the applicable debt covenants.

Cash Flow

The following table summarizes cash flow information for the nine months ended September 30, 2023 and 2022:

	Nine Months Ended
	September 30
	2023	2022	Variance
	(Dollars in thousands)
Net income	$164,541	$242,601	$(78,060)
Adjustments to reconcile net income to net cash provided by operating activities	312,655	295,050	17,605
Net cash provided by operating activities	477,196	537,651	(60,455)
Net cash used in investing activities	(5,602)	(732,299)	726,697
Net cash (used in) provided by financing activities	(507,914)	165,163	(673,077)
Effect of exchange rate changes	(57)	(455)	398
Net change in cash, cash equivalents and restricted cash	(36,377)	(29,940)	(6,437)
Cash, cash equivalents and restricted cash, beginning of period	267,409	282,572	(15,163)
Cash, cash equivalents and restricted cash, end of the period	$231,032	$252,632	$(21,600)

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2023 decreased by $60,455 compared to the nine months ended September 30, 2022. The decrease in net cash provided by operating activities was due to an $83,720 decrease in net income adjusted for depreciation and other non-cash items, offset by a $23,265 increase in net working capital adjustments. The increase in net working capital adjustment provided by operating activities was primarily due to a decrease of $27,628 in accounts receivable, net, and a $39,466 decrease in gain on sale of owned fleet containers, net, which were both due to timing of collections, partially offset by a decrease of $40,172 in receipt of payments on finance leases, net of income earned, due to lower prepayments on finance leases.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2023 decreased by $726,697, compared to the nine months ended September 30, 2022. The change was primarily due to a $748,940 decrease in payments for container purchases, including containers under leaseback financing receivable.

Financing Activities

Net cash used in financing activities was $507,914 for the nine months ended September 30, 2023, compared to net cash provided by financing activities of $165,163 for the nine months ended September 30, 2022. The change was primarily due to a $683,383 decrease in net borrowings resulting from the decrease in container purchases, offset by a $9,615 decrease in purchases of treasury shares under the Company's share repurchase program.

Critical Accounting Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2022 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2022 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2022 Form 20-F.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the nine months ended September 30, 2023, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2022 Form 20-F.

Interest Rate Risk

We have entered into various interest rate swap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the Secured Overnight Financing Rate (“SOFR”). We also utilized forward starting interest rate swap agreements to reduce the impact of interest rate changes on anticipated future debt issuances. We also utilized interest rate cap agreements, which place a ceiling on the Company’s exposure to rising interest rates, to manage interest rate risk exposure. All of our derivative agreements are with highly rated financial institutions. Credit exposures are measured based on the market value of outstanding derivative instruments. As of September 30, 2023, all of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive income (loss) and re-classed to interest expense as they are realized.

The notional amount of the interest rate swap agreements was $2,088,369 as of September 30, 2023, with expiration dates between January 2024 and December 2033. We pay fixed rates between 0.12% and 3.84% under the interest rate swap agreements. The notional amount of the forward starting interest rate swap agreement is $100,000 with an effective date of February 28, 2024 with a fixed pay rate of 1.96% and an expiration date of February 28, 2034. The net fair value of these agreements was an asset of $177,252 as of September 30, 2023.

As of September 30, 2023, approximately 92% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. It is estimated that a 1% increase in interest rates on our unhedged debt would result in an increase of $4,150 in interest expense over the next twelve months.

ITEM 4. RISK FACTORS

Other than the matters noted below, there have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2022 Form 20-F that was filed with the Securities and Exchange Commission on February 14, 2023. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares. The following is a discussion of risks relating to the collapse of certain U.S. banks and potentially other financial institutions which could cause our future results to be materially adversely affected and the pending acquisition of the Company by Typewriter Parent Ltd.

The collapse or non-performance of certain U.S. banks and potentially other financial institutions may have adverse impacts on certain of our customers’ ability to pay money owed to the Company or could impact our access to our cash which could adversely affect our financial condition.

On March 10, 2023, Silicon Valley Bank was shut down, followed on March 11, 2023, by Signature Bank and on May 1, 2023, by First Republic Bank. We do not have a banking relationship with these banks. Since that time, there have been reports of instability at other banks across the globe and the recent rapid rise in short term interest rates may continue to pressure banks and financial institutions if a material amount of their fixed rate assets yield less than the cost of their deposits. If any of our lenders, counterparties or depository institutions enter receivership or become insolvent in the future due to financial conditions affecting the banking system and financial markets, our ability to access our cash and financing sources, including transferring funds, making payments or receiving funds, may be threatened and could have a material adverse effect on our business, liquidity and financial condition, including the loss of any uninsured deposits of ours. Furthermore, our customers face the same risks with their financial institutions, which may impact our customers’ ability to pay their current or future debts owed to the Company.

Despite the steps taken to date by U.S. agencies to protect depositors, the follow-on effects of the events surrounding recent bank failures and pressure on other banks are unknown, could include failures of other financial institutions to which we or our customers face direct or more significant exposure, and may lead to significant disruptions to our results of operations and financial position. While we are taking steps to identify any potential impact and manage risks, we cannot be certain that we will be able to avoid negative consequences directly or indirectly from the foregoing events or other impacts on financial institutions.

The announcement and pendency of the proposed Merger may have an adverse effect on our share prices, business, financial condition, operating results and cash flows.

The risks relating to the pending acquisition of the Company by Typewriter Parent Ltd. (the ”Merger”), including the risk that the proposed Merger may not be completed in a timely manner or at all; the possibility that any or all of the various conditions to the consummation of the proposed Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); the failure to receive, on a timely basis or otherwise, the required approvals of the proposed Merger by our shareholders; the possibility that competing offers or acquisition proposals for the Company will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed Merger, including in circumstances which would require us to pay a termination fee; incurring substantial costs related to the proposed Merger; the effect of the announcement or pendency of the proposed Merger, or any failure to successfully complete the proposed Merger on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with customers, vendors and others with whom we do business; risks related to the proposed Merger diverting management’s attention from our ongoing business operations; and the risk of shareholder litigation in connection with the proposed Merger, including resulting expense or delay.

While it is currently expected that the proposed Merger will be consummated in the first quarter of 2024, there can be no assurance that the foregoing conditions will be satisfied on a timely basis or at all, or that an event, effect, development of change will not transpire that could delay or prevent these conditions from being satisfied. If the proposed Merger is not consummated, the trading price of our common shares may decline. We may also be subject to additional risks in connection with the announcement and pendency of the proposed Merger and if the proposed Merger is not completed, including:

•
we may be required to pay a termination fee to Parent of approximately $63.3 million in certain circumstances;
•
the Merger Agreement places certain restrictions on the conduct of our business prior to completion of the proposed Merger, and such restrictions, the waiver of which is subject to the consent of Parent, may prevent us from making capital expenditures or disposing of equipment beyond certain levels, incurring certain indebtedness, making certain acquisitions, entering into or amending certain contracts, retaining and hiring certain personnel, taking other specified actions or otherwise pursuing business opportunities during the pendency of the proposed Merger that we would have made, taken or pursued if these restrictions were not in place;
•
matters relating to the proposed Merger will require substantial commitments of time and attention by our management and the incurring of significant costs, including financial advisory and other professional fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to us as an independent company; and
•
our employees, customers, vendors and suppliers may experience uncertainties about the effects of the proposed Merger. It is possible that some customers, vendors, suppliers and other parties with whom we have a business relationship may delay or defer certain business decisions or change their relationship with us as a result of the proposed Merger. Similarly, current and future employees may experience uncertainty about their future roles with us following completion of the proposed Merger, which may adversely affect our ability to attract and retain key employees.

In addition, we could be subject to litigation related to any failure to complete the proposed Merger or related to any proceeding to specifically enforce our performance obligations under the Merger Agreement. If any of these risks materialize, they may materially and adversely affect our share prices, business, financial condition and financial results.

The Merger Agreement provided for a 30-day period (the “Go-Shop Period”) during which we were permitted to actively solicit and consider alternative proposals. The Go-Shop Period expired at 12:01 a.m. on November 22, 2023. Neither we nor our representatives received an alternative acquisition proposal during the Go-Shop Period. With the expiration of the Go-Shop Period we are bound by customary provisions that restrict our ability to solicit, or engage in discussions or negotiations regarding, alternative acquisition proposals from third parties prior to the completion of the proposed Merger. Upon termination of the Merger Agreement under specified circumstances, including if we terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to a superior proposal or Parent terminates the Merger Agreement as a result of our Board of Directors changing its recommendation, we will be required to pay to Parent a termination fee of approximately $63.3 million, plus additional costs and expenses. These provisions might discourage an otherwise interested third party from considering or proposing an acquisition of us, even one that may be of greater value to our shareholders than the proposed Merger. Furthermore, even if a third party elects to propose an acquisition, our financial liability to Parent may result in that third party offering a lower value to our shareholders than the third party might otherwise have offered.

Lawsuits arising out of or relating to the Merger Agreement, and/or the proposed acquisition of us by Parent may be filed in the future. One of the conditions to completion of the proposed Merger is the absence of any injunction or other order being in effect that prohibits completion of the proposed Merger. Accordingly, if a plaintiff is successful in obtaining an injunction, then such order may prevent the proposed acquisition from being completed, or from being completed within the expected timeframe.

ITEM 5. EXHIBITS

The following exhibits are filed as part of this Quarterly Report on Form 6-K:

Exhibit Number	Description of Document

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Textainer Group Holdings Limited

/s/ Olivier Ghesquiere
Olivier Ghesquiere
President and Chief Executive Officer

/s/ Michael K. Chan
Michael K. Chan
Executive Vice President and Chief Financial Officer

Date: November 28, 2023